FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02052465


SEC MAIL PROCESSING
RECEIVED
SEP 04 2002
WASH. D.C. 155 SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

P.E.
8/31/02

For the month of August, 2002

Platinum Group Metals Ltd. (SEC File No. 0-30306)
(Translation of Registrant's Name into English)

Suite 800 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________

PLATINUM GROUP METALS LTD. : http://www.platinumgroupmetals.net/ : *News Releases*

Tue Aug 6, 2002

Most Significant Platinum-Palladium (PGE) Drill Intercepts to Date Outside of the Lac des Iles Mine Property

---

Platinum Group Metals Limited (PTM: TSX) is pleased to announce initial drilling results from the Company's Lac des Iles Platinum-Palladium project, located in the Thunder Bay Mining District of Northwestern Ontario. These drill intercepts are the most significant drill intercepts to date from the Lac des Iles Camp outside of the mine property.

The drill intercepts on the Stinger Zone correlate well with surface mineralization exposed in trenching and indicate a significant zone of PGEs associated with a particular horizon of the layered Towle Lake intrusion. The nature of the mineralization in a specific horizon of a layered intrusion is not known to have been found in the region outside of the mine property previously and significantly improves the potential compared to other styles of mineralization. This intrusion is known to occur for 19km and has excellent potential along its length. The current drilling has tested approximately 200 meters of this potential. PGE mineralization has been found along the Towle Lake Intrusion 6.5km to the southwest, at Powder Hill, and 3.6km to the northeast at Vande however these mineralized zones intersected in previous drill programs are thought to be at different horizons within the Towle Lake Intrusion.

Additional assays are pending for four drill holes which were drilled on other targets outside of the Towle Lake Intrusion. The layered style of mineralization discovered on the Towle Lake Intrusion has potential to also occur in the other intrusions in the area on PTM's properties.

The current exploration program is being funded through a joint venture agreement with Wheaton River Minerals Ltd. (WRM: TSX). In total, 1,290 metres of diamond drilling and 150 metres of trenching have been completed on two properties within PTM's 270 square kilometer property portfolio surrounding the Lac des Iles mine, (Reserves of 159 Million tonnes of 1.55g/t palladium, 7.9 million ounces) Canada's only primary PGE mine.
Initial drill testing of Stinger Zone has returned gold+platinum+palladium (Au+Pt+Pd) intercepts including 4.92g/t over 3.1 meters within a layered series of pyroxenite and hornblende leucogabbro which carries strongly elevated PGE mineralization over widths of up to 25 metres. The results include 19.00 metres grading 1.06g/t Au+Pt+Pd in hole ST02-04. Detailed results from the six holes, drilled into the Stinger Zone, are listed below:

Hole No	East	North	From (m)	To (m)	Intercept (m)	Au (ppb)	Pt (ppb)	Pd (ppb)	Au+Pt+Pd (g/t)	Pd/Pt (ratio)
ST02-01	25E	15N	41.8	66.9	**25.1**	13	33	98	0.14	2.97
ST02-02	25W	15N	60.9	63.8	2.9	28	54	331	0.41	6.13
ST02-03	11W	44S			** Lost in Fault Above Zone					
ST02-04	100E	15N	49.7	68.9	**19.2**	71	157	827	**1.06**	5.27
		*including			***2.6***				***3.47***	
ST02-05	100W	15N	56.3	62.8	6.5	68	176	1033	1.28	5.87
		*including			***1.3***				***5.48***	
ST02-06	6E	30S	125.3	138.95	**13.65**	22	238	1219	**1.48**	5.12
		*including			***3.1***				**4.92**	
	which includes				*1.1*				*6.71*	

Drill holes ST02-04 and ST02-05 were drilled 75 metres east and 70 metres west respectively, of the discovery trench on the Stinger Zone which returned channel samples including 2.02g/t over 4.60 metres and grab samples grading 7.97g/t PGE plus gold combined from sampling in the fall of 2001. Copper, Nickel and Rhodium (Rh) analysis are pending for the above intercepts and will be released with the other pending drill hole assays from other regional targets drilled in this program. Results from the 2001 sampling returned locally, strongly elevated Rh values (to 130 ppb). The ratio of palladium to platinum in these intersections indicates higher platinum than that typically reported at the mine nearby (8:1 Pd/Pt).

PTM is earning a 60% interest in the Shelby Lake Property from New Claymore Resources and a 60% interest in the Lac des Iles River Property from East West Resource Corporation and Maple Minerals Limited. The Stinger Zone is located on the Shelby Lake Property and the PGE mineralized target horizons within the Towle Lake Intrusion extends on to the Lac des Iles River Property.

Qualified Person and Quality Control and Assurance
PTM Exploration Manager, Mr. Darin Wagner, M.Sc., P.Geo, has acted as the qualified person for the Lac des Iles Project. PTM conducts one of the most rigorous quality control programs in the exploration industry. Drill core is split or sawn with half being retained for future study. The samples collected from the second half of the drill core are sealed on site and transported to the analytical lab by the QP. Blind blanks (one in 20 samples), duplicate samples (one in 20 samples) and certified reference materials (one in 24 samples) are inserted by the company in the sample stream sent to the lab to insure the lab results are contamination free, reproducible and accurate. Accurassay in Thunder Bay Ontario completed the assays for platinum palladium and gold by standard fire assay methods that included an internal quality control program.

About PTM
PTM is a diversified Company with significant properties in both Canadian and South African PGE districts. In addition to its Lac des Iles area project PTM controls the Agnew Lake Intrusion near Sudbury Ontario, Canada where Anglo American Platinum Corporation (JSE: AMS) and Pacific Northwest Capital (TSX: PFN) are carrying out a major exploration program. PTM also controls 100% optioned mineral rights in the Platreef area of the Bushveld Complex of South Africa. The Company has exposure to committed exploration programs now underway; totaling $1.55 M in Canada, funded by partners and the

Company is continuing its property acquisition plans in South Africa.

The Company continues to have confidence in the long-term globally competitive mineral investment climate in South Africa. PTM recognizes the important need for and supports empowerment transactions in South Africa in order to provide opportunity to historically disadvantaged people and to provide direct benefits to local communities. The Company had initiated discussions with potential partners prior to its first property acquisition in the country. The Company also believes that innovative and commercial transactions can be structured and that the government of South Africa recognizes the need for and will maintain a globally competitive climate for mining investment.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. *Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 800 -- 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.*

FORM 53-901F

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

PLATINUM GROUP METALS LTD.
800 – 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899-5450
Facsimile: (604) 484-4710

ITEM 2. DATE OF MATERIAL CHANGE

August 6, 2002

ITEM 3. PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated August 6, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Platinum Group Metals announced initial drilling results from the Company's Lac des Iles Platinum-Palladium project, located in the Thunder Bay Mining District of Northwestern Ontario. These drill intercepts are the most significant drill intercepts to date from the Lac des Iles Camp outside of the mine property.

The drill intercepts on the Stinger Zone correlate well with surface mineralization exposed in trenching and indicate a significant zone of PGEs associated with a particular horizon of the layered Towle Lake intrusion. The nature of the mineralization in a specific horizon of a layered intrusion is not known to have been found in the region outside of the mine property previously and significantly improves the potential compared to other styles of mineralization. This intrusion is known to occur for 19km and has excellent potential along its length. The current drilling has tested approximately 200 meters of this potential. PGE mineralization has been found along the Towle Lake Intrusion 6.5km to the southwest, at Powder Hill, and 3.6km to the northeast at Vande however these mineralized zones intersected in previous drill programs are thought to be at different horizons within the Towle Lake Intrusion.

Additional assays are pending for four drill holes which were drilled on other targets outside of the Towle Lake Intrusion. The layered style of mineralization discovered on the Towle Lake Intrusion has potential to also occur in the other intrusions in the area on PTM's properties.

In total, 1,290 metres of diamond drilling and 150 metres of trenching have been completed on two properties within PTM's property portfolio surrounding the Lac des Iles mine.

Initial drill testing of Stinger Zone has returned gold+platinum+palladium (Au+Pt+Pd) intercepts including 4.92g/t over 3.1 meters within a layered series of pyroxenite and hornblende leucogabbro which carries strongly elevated PGE mineralization over widths of up to 25 metres. The results include 19.00 metres grading 1.06g/t Au+Pt+Pd in hole ST02-04. Detailed results from the six holes, drilled into the Stinger Zone, are included in the news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated August 6, 2002.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO
Phone: (604) 899-5450

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.
Dated at Vancouver, British Columbia this 8th day of August 2002.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones,
President & CEO



Platinum Group Metals Ltd.

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net **Web Site:** www.platinumgroupmetals.net

TSX: PTM
SEC Form 20F, File No. 0-30306

No. 02-39 ***NEWS RELEASE*** **AUGUST 15, 2002**

$1.25M EXPLORATION AND DRILLING PROGRAM UNDERWAY AT AGNEW LAKE PROJECT FUNDED BY ANGLO PLATINUM

Platinum Group Metals Ltd (TSX: PTM) is pleased to announce that diamond drilling will begin within the next couple of days on its Agnew Lake PGE Property near Sudbury, Ontario. Additional surface mapping and sampling have also been completed and assays are pending. Agnew Lake is currently under option to Anglo American Platinum Corporation Limited (Anglo Platinum) and Pacific North West Capital Corporation (TSX: PFN). Anglo Platinum may earn up to a 60% interest in the property by arranging a 100% project financing and bringing the project into commercial production. PTM and PFN would each retain a 19.5% interest under the terms of the agreement with Anglo Platinum, once the earn-in requirements have been met.

A total of 10,000 metres is scheduled to be drilled at Agnew over the balance of the year as part of a $1.25 million dollar 2002 exploration program being funded by Anglo Platinum, the largest platinum group metals producer in the world, and managed by PFN. This is the second phase of exploration at Agnew Lake funded by Anglo Platinum; Phase 1 consisted of a $1.18 million dollar surface exploration program that was completed in early 2002.

The Agnew Lake Intrusion belongs to a PGE-bearing suite of intrusions in the Sudbury area that includes the River Valley Intrusion. To date exploration at Agnew Lake has identified several zones of platinum group metal mineralization along the contact of the Agnew Lake Intrusion, which have returned previously reported grab sample grades between 1g/t and 8g/t combined platinum+palladium+gold, within broad intervals of lower grade PGE mineralization.

The 2002 drill program will commence with a 1,500 metre hole. This hole will target a significant gravity anomaly, which a recently completed detailed gravity survey indicates is centered within the upper portion of the Agnew Lake Intrusion. This deep hole will not only attempt to intersect and define the source of the gravity anomaly but will also provide a detailed stratigraphic section through the Agnew Lake Intrusion. Potential PGE targets within the Agnew stratigraphy include reef-style stratiform mineralization, contact breccia style mineralization (similar to that observed to date around the periphery of the intrusion) and more massive, sulphide-rich mineralization associated with the base and feeder zones of the intrusion.

Detailed prospecting and mapping has been ongoing within the central part of the Agnew Lake Intrusion for the last several weeks. To date a total of 1,000 grab samples have been collected and submitted for assay with results pending. Prospecting activities are focusing on those portions of the intrusion where previous operators have conducted little or no detailed work.

Additional diamond drilling will commence upon completion of the deep hole. Drilling will target known zones of PGE mineralization along the contact of the Agnew Lake Intrusion, geophysical targets not tested to date and any targets generated by the prospecting activities or the deep hole. The Agnew Lake drill program is expected to be completed by the middle of October with all the results available by the end of 2002.

The Qualified Person for the Agnew Lake Project is Scott Jobin-Bevans, P. Geo, Vice-President, Exploration, for Pacific North West Capital Corporation.

2/...

About PTM

PTM is a diversified mineral company with properties in Canada and South Africa focused on platinum, palladium and gold. The Company holds the largest mineral rights position surrounding Canada's only primary producing palladium mine at Lac des Iles, near Thunder Bay. Recent exploration drilling by the Company in this area has located an important new discovery of stratiform palladium-platinum mineralization within a large layered intrusion. Interest in this discovery and the Thunder Bay region from major mining companies in the past week has been high.

PTM is also a significant mineral rights holder in the northern limb of the Bushveld Intrusion in South Africa. The Bushveld Intrusion is the source of the majority of the world's platinum. A new technical geological model for Anglo Platinum's producing platinum mine located on the Northern limb and drilling results on adjoining properties to Anglo Platinum's mine are both expected to be published over the next month. Both of these publications are expected to highlight the potential of the Company's nearby projects.

For further information contact:

R. Michael Jones, President	Jason Leikam	Larry Roth
Platinum Group Metals Ltd.	Defero Corporate Communications Inc.	Roth Investor Relations
Tel: (604) 899-5450	Tel: (604) 734-1295	Tel: (732) 792-2200

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330

PLATINUM GROUP METALS LTD. ("PTM")
BULLETIN TYPE: Company Tier Reclassification
BULLETIN DATE: August 19, 2002
Tier 2 Company

In accordance with Policy 2.5, the Company has met the Minimum Listing Requirements for a Tier 1 company. Therefore, effective **August 20, 2002**, the Company's Tier classification has been changed from Tier 2 to:

Classification

Tier 1



Platinum Group Metals Ltd.

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net **Web Site:** www.platinumgroupmetals.net

TSX: PTM
SEC Form 20F, File No. 0-30306

No. 02-40 ***NEWS RELEASE*** **AUGUST 22, 2002**

DETAILED AIRBORNE GEOPHYSICAL SURVEY COMPLETED ON THE LEVACK PROPERTY, WESTERN SUDBURY BASIN

Platinum Group Metals Ltd. (TSX: PTM) announces completion of a detailed airborne magnetic and electromagnetic geophysical survey on its Levack Property, one of three separate claim blocks comprising PTM's Western Sudbury Basin Project. This property is located 1km west of the FNX Mining Company Inc.'s McCreedy West Property, which is in the midst of a major exploration program. The data produced by the survey is capable of identifying conductive targets that could be related to nickel and copper sulphide and associated PGE mineralization to a depth of 250 metres. A total of approximately 220 line-kilometers of survey were completed.

The airborne geophysical survey is a helicopter-borne system. An instrument was towed 30 metres above the ground along lines spaced 50 metres apart and both magnetic and electromagnetic data were collected. The magnetic data will be useful in outlining geological and structural features which could act as conduits and traps to mineralization. The results of the survey will be used to focus the follow-up ground exploration program, which will commence shortly after results are received. Preliminary results are expected within two weeks.

This is the first phase of the 2002 exploration program on the Western Sudbury Basin, which is budgeted for a minimum $100,000 of exploration funded by Arcata Resources Corp. (TSX: ARR). Similar airborne geophysical surveys are planned for the other two properties in the Western Sudbury Basin Project (Windy Lake and Cascaden-Ministic) subject to system availability. Recent staking by PTM has increased the total area of the three properties to 1,984 hectares (4,902 acres).

As previously announced ARR can earn up to a 60% interest in the three properties by making cash payments to PTM totaling $135,000, issuing to PTM 125,000 ARR common shares and spending $1,500,000 on exploration over a five year period. ARR will also be responsible for maintaining an underlying agreement on part of the Levack and Windy Lake claim blocks, by making cash payments totaling $100,000 over five years.

The Sudbury Basin is one of the most prolific mining areas in the world with over 100 years of continuous production, largely copper and nickel but also including significant platinum and palladium production. The Sudbury Basin region is one of Canada's active exploration areas and will see approximately $20 million in exploration and drilling by other companies this year.

About PTM

PTM is a diversified mineral company focusing on Platinum, palladium and gold. The Company has extensive mineral rights holdings in active projects in Canada and South Africa. PTM has attracted investment in its projects by the largest producers of platinum in the world.

For further information contact:

R. Michael Jones, President	Jason Leikam	Larry Roth
Platinum Group Metals Ltd.	Defero Corporate Communications Inc.	Roth Investor Relations
Tel: (604) 899-5450	Tel: (604) 734-1297	Tel: (732) 792-2200

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

By: 
Frank R. Hallam
Director

Date: September 3, 2002